UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   September 2006

Commission File Number 0-29586

 ENERNORTH INDUSTRIES INC.

1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERNORTH INDUSTRIES INC.

Date: September 11, 2006          By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

EnerNorth Industries Inc. ("EnerNorth")
1 King Street West, Suite 1502
Toronto, Ontario
M5H 1A1

Item 2.	Date of Material Change

September 6, 2006 and September 8, 2006.

Item 3.	Press Release

Press release was issued by EnerNorth on September 8, 2006 and disseminated by CCNMatthews via North American Disclosure wire service.

Item 4.	Summary of Material Change

EnerNorth announced that it has entered into an agreement with 1211115 Alberta Ltd., ("1211115") and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115, a private company that is engaged in oil and gas production. EnerNorth has agreed to issue to the shareholders of 1211115 an aggregate of 1,850,001 units of EnerNorth at CDN $1.25 per unit, and to issue a secured debenture to the debt holders of 1211115 in satisfaction of CDN $237,500.00 of debt in 1211115 (the “Proposed Transaction”).

The Proposed Transaction is subject to regulatory approval, including approval from the American Stock Exchange.

EnerNorth also announced that is has paid $1.5 million to the Superior Court of Justice, for the Province of Ontario (the “Court”), as required to be paid on or before September 8, 2006 in order to be granted a stay of the decision of the Court of Appeal of Ontario to recognize and enforce a Judgment in favour of Oakwell Engineering Limited (“Oakwell”) pending the Supreme Court of Canada's decision on EnerNorth’s application for leave to appeal and, should leave be granted, the appeal itself. EnerNorth further announced that it has served its leave application including its arguments, affidavits and supporting documents it is in the process of being filed with the Supreme Court of Canada.

Item 5.	Full Description of Material Change

EnerNorth announced that it has entered into an agreement with 1211115 and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115. EnerNorth has agreed to issue to the shareholders of 1211115 an aggregate of 1,850,001 units of EnerNorth ("Units"), each Unit comprised of one common share with an attributed price of CDN $1.25 and one common share purchase warrant ("Warrant"), each Warrant entitling the holder to purchase one common share of EnerNorth at a price of CDN $1.40 for a period of three years from the date of issuance. EnerNorth also agreed to issue a secured debenture to the debt holders of 1211115 in satisfaction of CDN $237,500.00 of debt in 1211115.

Under the terms of the agreement, 1211115 advanced CDN $650,000 to EnerNorth (the "Advance") upon execution of the agreement, which amount is immediately repayable to 1211115 in the event the Proposed Transaction is not completed by October 2, 2006. If not repaid as required, the Advance is converted to a demand promissory note, the repayment of which is secured by the unencumbered assets of EnerNorth. Furthermore in the event that the Proposed Transaction terminates at no fault of 1211115 or the shareholders of 1211115 then 650,000 compensation warrants, each compensation warrant entitling the holder to purchase one common share of EnerNorth at a price of CDN $1.40 for a period of three years from the date of issuance, will be issued to the shareholders of 1211115.

Two directors of EnerNorth are also minority shareholders of 1211115, and as a result each is a related party (as defined in Ontario Securities Commission Rule 61-501 "Issuer Bids, Insider Bids, Business Combinations and Related Party Transactions"), and the acquisition of 1211115 is a related party transaction. EnerNorth's Board formed an independent committee of disinterested directors to the transaction to consider whether the transaction is in the best interests of EnerNorth. The independent committee has concluded, on review of the Proposed Transaction, an independent engineering report on the reserves of 1211115, and a fairness opinion from an independent investment advisor, that EnerNorth should complete the Proposed Transaction as it is in the best interest of EnerNorth and improves its financial condition.

The Proposed Transaction is subject to the approval of necessary regulatory authorities, including the American Stock Exchange.

EnerNorth, is experiencing serious financial difficulty as a result of the recent Ontario Court of Appeal decision imposing a condition that EnerNorth pay $1.5 million into court on or before September 8, 2006 in granting EnerNorth's stay of execution of the Oakwell claim pending the Supreme Court of Canada's decision on EnerNorth’s application for leave to appeal and, should leave be granted, the appeal itself.  EnerNorth has a significant a working capital deficiency due to the Oakwell Claim and the current obligation to pay $1.5 million in cash into court to stay the Oakwell Claim. EnerNorth considered the transaction with 1211115 and determined that the transaction is in the best interests of EnerNorth. The transaction improves the working capital deficiency of EnerNorth considerably, increases its oil and gas reserve assets and the net cash flow from the producing oil and gas assets will be applied to current and future obligations of EnerNorth.

The Board of EnerNorth formed the independent committee to review and approve the Proposed Transaction. There is no prior valuation of EnerNorth relating to this transaction. The transaction would not be subject to the formal valuation requirements of Ontario Securities Commission Rule 61-501 by virtue of subsection 5.5(8) and is exempt from minority shareholder approval requirements by virtue of subsection 5.7(6), as at the time the transaction was entered into with 1211115 and the shareholders of 1211115, EnerNorth was in serious financial difficulty, the transaction was designed to improve the financial position of EnerNorth by providing necessary cash, increasing its oil and gas assets and increasing its cash flow, and EnerNorth was not subject to bankruptcy or insolvency processes. EnerNorth formed an independent committee of 3 directors, who have determined that EnerNorth was in serious financial difficulty and that the transaction was designed to improve its financial position. The independent committee also concluded that the terms of the transaction are reasonable in the circumstances for EnerNorth. As a result, the independent committee has unanimously approved the acquisition of 1211115 on the proposed terms.

The Proposed Transaction was disclosed in a press release dated September 8, 2006. Due to the sudden financial difficulty of EnerNorth, and the urgency of the matters including the need to obtain the cash required to make the $1.5 million cash payment into Court, disburse it according to approved procedures, finalize and submit EnerNorth’s leave application as well as arguments, affidavits and supporting documents with the Supreme Court of Canada there was limited time available to negotiate and effect the Proposed Transaction. In the event that regulatory and all other required approvals are obtained prior to October 2, 2006, then EnerNorth will close the Proposed Transaction according to the terms of its agreement. In such an event, this Material Change Report may not have been filed 21 days before the actual closing date.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this Material Change Report.

Item 8.	Senior Officer

The following senior officer of EnerNorth is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Sandra J. Hall

President and Secretary

EnerNorth Industries Inc.

Telephone: (416) 861-1484

Facsimile: (416) 861-9623

DATED September 11, 2006.

ENERNORTH INDUSTRIES INC. “Sandra J. Hall” Per: